37 CAPITAL INC.

Condensed Interim Financial Statements

Six Months Ended June 30, 2022 and 2021

(Expressed in Canadian Dollars)

(Unaudited)

1

Notice of No Auditor Review of Condensed Interim Financial Statements

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed these unaudited condensed interim financial statements as at June 30, 2022 and for the six months ended June 30, 2022 and 2021.

2

37 CAPITAL INC.

Condensed Balance Sheets

(Expressed in Canadian Dollars)

(Unaudited)

	June 30, 2022	December 31, 2021
Assets		(audited)
Current
Cash	$2,374	$1,611
GST receivable	461	502
	2,835	2,113
Mineral Property Interests (note 5)	—	—
Investment (note 15)	—	—
Total Assets	$2,835	$2,113

Liabilities and Stockholders’ Deficiency
Current
Accounts payable and accrued liabilities (note 6)	$145,429	$150,001
Due to related parties (note 7)	69,457	34,756
Refundable subscription (note 8)	—	—
Loan payable (note 9)	55,452	52,973
Convertible debentures (note 10)	474,589	459,589
Total Liabilities	744,927	697,319

Stockholders’ Deficiency
Capital stock (note 11)	27,511,269	27,511,269
Equity portion of convertible debentures (note 10)	33,706	33,706
Deficit	(28,287,067)	(28,240,181)
Total Stockholders’ Deficiency	(742,092)	(695,206)
Total Liabilities and Stockholders’ Deficiency	$2,835	$2,113

Going Concern (note 2) Commitments (note 12)

On behalf of the Board:

”Jake H. Kalpakian” (signed)

Jake H. Kalpakian, Director

“Gregory T. McFarlane” (signed)

Gregory T. McFarlane, Director

The accompanying notes form an integral part of these financial statements.

3

 37 CAPITAL INC.

Condensed Interim Statements of Comprehensive Loss

(Expressed in Canadian Dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
Expenses	2022	2021	2022	2021
Finance and interest (notes 7 and 10)	$8,895	$8,178	$17,628	$14,540
Foreign exchange loss	—	318	—	318
Legal, accounting and audit	—	400	1,905	3,223
Office, rent and miscellaneous (note 7)	6,115	6,165	12,899	12,358
Regulatory and transfer fees	9,758	15,891	14,454	20,426
	24,768	30,952	46,886	50,865
Net and comprehensive Loss for the Period	$(24,768)	$(30,952)	$(46,886)	$(50,865)
Basic and Diluted Loss per Common Share	$(0.01)	$(0.01)	$(0.01)	$(0.01)
Weighted Average Number of Common Shares Outstanding	4,495,947	4,495,948	4,495,947	4,076,417

The accompanying notes form an integral part of these financial statements.

4

37 CAPITAL INC.

Statements of Changes in Stockholders’ Deficiency

(Expressed in Canadian Dollars)

	Capital Stock
	Common Shares	Amount	Equity Portion of Convertible Debentures Reserve	Deficit	Total Stockholders’ Deficiency
Balance, December 31, 2020	1,458,542	$25,864,950	$33,706	$(27,195,318)	$(1,296,662)
Net loss for the period	—	—	—	(50,865)	(50,865)
Private placement, net of issuance costs	80,000	20,000	—	—	20,000
Shares issued for debt	2,957,406	739,351	—	—	739,351
Balance, June 30, 2021	4,495,948	$26,624,301	33,706	(27,246,183)	(588,176)
Net loss for the period	—	—	—	(993,998)	(993,998)
Shares issued for debt, net of issuance of costs	—	886,968	—	—	886,968
Fractional share adjustment	(1)	—	—	—	—
Balance, December 31, 2021	4,495,947	27,511,269	33,706	(28,240,181)	(695,206)
Net loss for the period	—	—	—	(46,886)	(46,886)
Balance, June 30, 2022	4,495,947	$27,511,269	$33,706	$(28,287,067)	$(742,092)

The accompanying notes form an integral part of these financial statements.

5

37 CAPITAL INC.

Condensed Interim Statements of Cash Flows

(Expressed in Canadian Dollars)

	Six Months Ended June 30, 2022	Six Months Ended June 30, 2021
Operating Activities
Net loss	$(46,886)	$(50,865)
Items not involving cash:
Interest expense on loan and convertible debentures	17,628	14,477
	(29,258)	(36,388)
Changes in non-cash working capital
GST/HST receivable	41	(440)
Accounts payable and accrued liabilities	(4,573)	(22,125)
Due to related parties	17,553	12,600
Cash provided by (used in) operating activities	(16,237)	(46,353)

Financing Activities
Share issue cost	—	(254)
Funds from loan payable	—	50,000
Loan from related party	17,000	44,240
Repayment of loan from related party	—	(43,957)
Cash provided by financing activities	17,000	50,029
Net increase (decrease) in cash	763	3,676

Cash, beginning of period	1,611	9
Cash, end of period	$2,374	$3,685

The accompanying notes form an integral part of these financial statements.

6

37 CAPITAL INC.

Notes to Condensed Interim Financial Statements

Six Months Ended June 30, 2022 and 2021

(Expressed in Canadian Dollars)

1. NATURE OF BUSINESS

37 Capital Inc. (“37 Capital” or the “Company”) was incorporated on August 24, 1984 in British Columbia, Canada. The principal business of the Company is the acquisition, exploration, and if warranted, the development of natural resource prospects.

The shares of the Company trade on the Canadian Securities Exchange (the “Exchange”) under the symbol “JJJ.X”, and trade on the OTC Pink tier of the OTC markets in the United States of America under the symbol “HHHEF”. The Company’s office is located at 303 – 570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1 and its registered office is located at 3200-650 West Georgia Street, Vancouver BC V6B 4P7.

Effective June 15, 2021, the Company consolidated its capital stock on the basis of 5 pre-consolidation common shares to 1 post-consolidation common share. The Cusip number of the Company’s common shares is 88429G201. All the figures as to the number of common shares, stock options, warrants, prices of issued shares, exercise prices of stock options and warrants, as well as loss per share, in the condensed interim financial statements are post-consolidation amounts and the prior year comparatives have been retroactively restated to present the post-consolidation amounts.

In March 2020, the World Health Organization declared a global pandemic related to the coronavirus known as COVID-19. The expected impacts on global commerce are anticipated to be far reaching. To date there have been significant wide-spread adverse financial impact globally, and the movement of people and goods has become restricted. As the Company has no material operating income or cash flows, it is reliant on additional financing to fund ongoing operations. An extended disruption may affect the Company’s ability to obtain additional financing. As such, the Company may not be able to raise the required funds and may not be able to conduct exploration works on its mineral property interest in a timely manner. The impact on the economy and the Company is not yet determinable; however, the Company’s financial position, results of operations and cash flows in future periods may be materially affected. In particular, there may be heightened risk of asset impairment and liquidity thus creating further going concern uncertainty.

2. GOING CONCERN

These condensed interim financial statements have been prepared on the basis of accounting principles applicable to a "going concern", which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

Several adverse conditions cast substantial doubt on the validity of this assumption. The Company has incurred significant losses over the past six months (June 30, 2022 - $46,886) (June 30, 2021 - $50,865) (June 30, 2020 - $62,211) and has incurred significant losses over the past three fiscal years (December 31, 2021 - $1,044,863; December 31, 2020 - $133,379; December 31, 2019 - $147,137), has a deficit of $28,287,067 as at June 30, 2022 (December 31, 2021 - $28,240,181; December 31, 2020 - $27,195,318), a working capital deficiency of $742,092 (December 31, 2021 - $695,206; December 31, 2020 - $1,336,664). As the Company has limited resources and no sources of operating cash flow, there can be no assurances whatsoever that sufficient funding will be available for the Company to continue operations for an extended period of time.

The application of the going concern concept is dependent upon the Company’s ability to raise sufficient funding to pay creditors and to satisfy its liabilities as they become due. Management is actively engaged in the review and due diligence on opportunities of merit and is seeking to raise the necessary capital to meet its funding requirements. There can be no assurance whatsoever that management’s plan will be successful.

If the going concern assumption were not appropriate for these condensed interim financial statements then adjustments may be necessary in the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used. Such adjustments could be material.

7

37 CAPITAL INC.

Notes to Condensed Interim Financial Statements

Six Months Ended June 30, 2022 and 2021

(Expressed in Canadian Dollars)

3. BASIS OF PRESENTATION

(a) Statement of compliance

These condensed interim financial statements are prepared in accordance with the International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting interpretation Committee (“IFRIC”).

(b) Basis of presentation

These condensed interim financial statements were prepared in accordance with International Accounting Standard 34 Interim Financial Reporting. They do not include all of the information required for full annual financial statements.

These condensed interim financial statements have been prepared on a historical cost basis, except for certain financial instruments which are measured at fair value.

In addition, these condensed interim financial statements have been prepared on the accrual basis, except for cash flow information. These financial statements are presented in Canadian dollars, which is the Company’s functional currency.

(c) Approval of the financial statements

These condensed interim financial statements were approved and authorized for issue by the Board of Directors on August 18, 2022.

(d) Reclassification

Certain prior period amounts in these condensed interim financial statements have been reclassified to conform to current period’s presentation. These reclassifications had no net effect on the results of operations or financial position for any period presented.

(e) Use of estimates and judgments

The preparation of condensed interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Accounting estimates will, by definition, seldom equal the actual results. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The key area of judgment applied in the preparation of the condensed interim financial statements that could result in a material adjustment to the carrying amounts of assets and liabilities is as follows:

•	assessment of the Company’s ability to continue as a going concern and whether there are events or conditions that give rise to significant uncertainty;
•	the classification/allocation of expenses as exploration and evaluation expenditures or operating expenses; and
•	the determination whether there have been any events or changes in circumstances that indicate the impairment of its exploration and evaluations assets.

8

37 CAPITAL INC.

Notes to Condensed Interim Financial Statements

Six Months Ended June 30, 2022 and 2021

(Expressed in Canadian Dollars)

3. BASIS OF PRESENTATION (Continued)

The key estimates applied in the preparation of the condensed interim financial statements that could result in a material adjustment to the carrying amounts of assets and liabilities are as follows:

•	The recoverability of the carrying value of exploration and evaluation assets;
•	The provision for income taxes and recognition of deferred income tax assets and liabilities; and
•	The inputs in determining the liability and equity components of the convertible debentures.

4. SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies of the Company include the following:

(a) Financial instruments

(i) Recognition and classification

The Company classifies its financial instruments in the following categories:

•	At fair value through profit and loss (“FVTPL”): cash
•	At fair value through other comprehensive income (loss) (“FVTOCI”)
•	Amortized cost: accounts payable and accrued liabilities, due to related parties, refundable subscription, loan payable and convertible debentures.

The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or if the Company has opted to measure them at FVTPL.

(ii) Measurement

Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment.

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the statements of comprehensive loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the statements of comprehensive loss in the period in which they arise.

9

37 CAPITAL INC.

Notes to Condensed Interim Financial Statements

Six Months Ended June 31, 2022 and 2021

(Expressed in Canadian Dollars)

 4. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Debt investments at FVTOCI

These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in other comprehensive loss (“OCI”). On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Equity investments at FVTOCI

These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

(iii) Impairment of financial assets at amortized cost

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to the twelve month expected credit losses. The Company shall recognize in the statements of comprehensive loss, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

(iv) Derecognition

Financial assets

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity.

Financial liabilities

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled, or expire. The Company also derecognizes a financial liability when the terms of the liability are modified such that the terms and / or cash flows of the modified instrument are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

Gains and losses on derecognition are generally recognized in profit or loss.

(b) Mineral property interests

Costs directly related to the acquisition, exploration and evaluation of resource properties are capitalized once the legal rights to explore the resource properties are acquired.

10

37 CAPITAL INC.

Notes to Condensed Interim Financial Statements

Six Months Ended June 30, 2022 and 2021

(Expressed in Canadian Dollars)

 4. SIGNIFICANT ACCOUNTING POLICIES (Continued)

If it is determined that capitalized acquisition, exploration and evaluation costs are not recoverable, or the property is abandoned or management has determined impairment in value, the property is written down to its recoverable amount.

From time to time, the Company acquires or disposes properties pursuant to the terms of option agreements. Options are exercisable entirely at the discretion of the optionee, and accordingly, are recorded as mineral property costs or recoveries when the payments are made or received. After costs are recovered, the balance of the payments received is recorded as a gain on option or disposition of mineral property.

Once the technical feasibility and commercial viability of the extraction of mineral resources are demonstrable, mineral property interests attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets within property and equipment. To date, the Company’s mineral property interest has not demonstrated technical feasibility and commercial viability. The recoverability of the carrying amount of any mineral property interests is dependent on successful development and commercial exploitation or, alternatively, sale of the respective areas of interest.

(c) Impairment

At the end of each reporting period, the Company’s assets are reviewed to determine whether there is any indication that those assets may be impaired. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period. For an asset that does not generate largely independent cash flows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

When an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

(d) Decommissioning liabilities

An obligation to incur decommissioning and site rehabilitation costs occurs when environmental disturbance is caused by exploration, evaluation, development or ongoing production.

Decommissioning and site rehabilitation costs arising from the installation of plant and other site preparation work, discounted to their net present value, are provided when the obligation to incur such costs arises and are capitalized into the cost of the related asset. These costs are charged against operations through depreciation of the asset and unwinding of the discount on the provision.

Depreciation is included in operating costs while the unwinding of the discount is included as a financing cost. Changes in the measurement of a liability relating to the decommissioning or site rehabilitation of plant and other site preparation work are added to, or deducted from, the cost of the related asset. The costs for the restoration of site damage, which arises during production, are provided at their net present values and charged against operations as extraction progresses.

11

37 CAPITAL INC.

Notes to Condensed Interim Financial Statements

Six Months Ended June 30, 2022 and 2021

(Expressed in Canadian Dollars)

 4. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Changes in the measurement of a liability, which arise during production, are charged against operating profit. The discount rate used to measure the net present value of the obligations is the pre-tax rate that reflects the current market assessment of the time value of money and the risks specific to the obligation. To date the Company does not have any decommissioning liabilities.

(e) Income taxes

Income tax expense consisting of current and deferred tax expense is recognized to profit or loss. Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period-end, adjusted for amendments to tax payable with regard to previous years.

Deferred tax assets and liabilities and the related deferred income tax expense or recovery are recognized for deferred tax consequences attributable to differences between the carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

(f) Share-based payments

The Company grants stock options to directors, officers, employees and consultants of the Company. The fair value of share-based payments to employees is measured at grant date, using the Black-Scholes Option Pricing Model, and is recognized over the vesting period using the graded method. Fair value of share-based payments for non-employees is recognized and measured at the date the goods or services are received based on the fair value of the goods or services received. If it is determined that the fair value of goods and services received cannot be reliably measured, the share-based payment is measured at the fair value of the equity instruments issued using the Black-Scholes Option Pricing Model.

For both employees and non-employees, the fair value of share-based payments is recognized as either an expense or as mineral property interests with a corresponding increase in option reserves. The amount to be recognized as expense is adjusted to reflect the number of share options expected to vest. Consideration received on the exercise of stock options is recorded in capital stock and the related share-based payment is transferred from the stock option reserve to capital stock. For unexercised options that expire, the recorded value is transferred to deficit.

(g) Convertible debentures

The liability component of convertible debentures is recognized initially at the fair value of a similar liability that does not have a conversion option. The equity component is recognized initially, as the difference between the fair value of the convertible debenture as a whole and the fair value of the liability component. Transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts. Subsequent to initial recognition, the liability component of the convertible debenture is measured at amortized cost using the effective interest method. The equity component is not re-measured subsequent to initial recognition.

12

37 CAPITAL INC.

Notes to Condensed Interim Financial Statements

Six Months Ended June 30, 2022 and 2021

(Expressed in Canadian Dollars)

 4. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h) Loss per share

Loss per share is calculated by dividing net loss attributable to common shares of the Company by the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method for calculating diluted loss per share. Under this method, the dilutive effect on earnings per share is calculated on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds of such exercise would be used to purchase common shares at the average market price during the period. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

(i) Capital stock

Proceeds from the exercise of stock options and warrants are recorded as capital stock. The proceeds from the issuance of units of the Company are allocated between common shares and warrants based on the residual value method. Under this method, the proceeds are allocated first to capital stock based on the fair value of the common shares at the time the units are issued and any residual value is allocated to the warrants. When the warrants are exercised, the related value is transferred from the warrant reserve to capital stock. For unexercised warrants that expire, the recorded value is transferred from the warrant reserves to deficit.

(j) Foreign currency translation

Amounts recorded in foreign currency are translated into Canadian dollars as follows:

(i)	Monetary assets and liabilities, at the rate of exchange in effect as at the balance sheet date;
(ii)	Non-monetary assets and liabilities, at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and
(iii)	Revenues and expenses (excluding amortization, which is translated at the same rate as the related asset), at the rate of exchange on the transaction date.

Exchange differences are recognized in profit or loss in the period which they arise.

(k) Accounting standards issued but not yet effective

At the date of the approval of the condensed interim financial statements, a number of standards and interpretations were issued but not effective. The Company considers that these new standards and interpretations are either not applicable or are not expected to have a significant impact on the Company’s condensed interim financial statements.

13

37 CAPITAL INC.

Notes to Condensed Interim Financial Statements

Six Months Ended June 30, 2022 and 2021

(Expressed in Canadian Dollars)

5.  MINERAL PROPERTY INTERESTS

	Acacia Property	Extra High Property	Total
Balance, December 31, 2018	$—	$1	$1
Acquisition costs	7,500	25,000	32,500
Balance, December 31, 2019	$7,500	$25,001	$32,501
Acquisition costs	7,500	—	7,500
Balance, December 31, 2020	$15,000	$25,001	$40,001
Impairment	(15,000)	(25,001)	(40,001)
Balance, December 31, 2021 and June 30, 2022	$—	$—	$—
Acacia Property

On September 30, 2019, the Company entered into a property option agreement (the “Option Agreement”) with Eagle Plains Resources ltd. (“Eagle Plains”) to acquire a 60% interest in the Acacia Property (“Acacia Property”) in Adams Plateau Area of the Province of British Columbia. The following was required to exercise the option:

•	Issuance of 20,000 common shares (issued) to Eagle Plains upon receipt of the current Acacia Property NI 43-101 Technical Report;
•	Incur a total of $100,000 in property related expenditures on or before the first anniversary of the Option Agreement;
•	Issuance of 10,000 common shares to Eagle Plains and incur a total of $100,000 in property related expenditures on or before the second anniversary of the Option Agreement;
•	Issuance of 10,000 common shares to Eagle Plains and incur a total of $300,000 in property related expenditures on or before the third anniversary of the Option Agreement;
•	Issuance of 10,000 common shares to Eagle Plains and incur a total of $750,000 in property related expenditures on or before the fourth anniversary of the Option Agreement; and
•	Issuance of 10,000 common shares to Eagle Plains and incur a total of $1,250,000 in property related expenditures on or before the fifth anniversary of the Option Agreement.

Within a period of 30 days after each annual anniversary of the Option Agreement, the Company was required to decide whether or not it wishes to continue with the Option Agreement.

On October 15, 2020, the Company entered into an amendment agreement to the Option Agreement with Eagle Plains as the Company was not able to incur the required amount of $100,000 in property related expenditure during the 1st Anniversary. The following are the amendments which were required to exercise the option:

•	Issuance of 20,000 common shares (issued) to Eagle Plans.
•	Commitment to incur $200,000 in property related expenditures during the 2nd period of the agreement.

During November 2021, by mutual consent, the Company and Eagle Plains terminated the Option Agreement dated September 30, 2019 and the Amendment Agreement to the Option Agreement dated October 15, 2020. Accordingly, the Company recorded an impairment loss of $15,000 during the year ended December 31, 2021.

14

37 CAPITAL INC.

Notes to Condensed Interim Financial Statements

Six Months Ended June 30, 2022 and 2021

(Expressed in Canadian Dollars)

5. MINERAL PROPERTY INTERESTS (Continued)

Extra High Property

Previously the Company held a 33% interest in the Extra High Claims, located in the Kamloops Mining Division of the Province of British Columbia (“Extra High Property”).

On October 31, 2019, as amended on November 4, 2019, the Company entered into an agreement with Colt Resources Inc. (“Colt Resources”) to purchase the remaining 67% right, interest and title in and to the Extra High Property. The following is required to complete the purchase:

•	a cash consideration of $100,000 of which $25,000 was paid on the closing date and the remaining balance of $75,000 is payable after eighteen months (unpaid); and
•	a 0.5% NSR from commercial production which may be purchased by the Company at any time by making a payment of $500,000.

The Extra High Property claims are to expire on July 31, 2022. The agreement can be terminated by the Company at anytime without any monetary repercussions. As at December 31, 2021 and June 30, 2022, the Company owns a 100% undivided right, interest and title in and to the Extra High Property. During the year ended December 31, 2021, the Company recorded an impairment loss of $25,001.

The Extra High Property is subject to a 1.5% Net Smelter Royalty (“NSR”) payable to a third party, 50% of which, or 0.75%, can be purchased by the Company at any time by paying $500,000.

6. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	June 30, 2022	December 31, 2021
Trade payables	$83,330	$77,549
Accrued liabilities	62,099	72,452
	$145,429	$150,001

7. RELATED PARTY TRANSACTIONS

The amounts due to related parties are unsecured, payable on demand which consist of the following:

	June 30, 2022	December 31, 2021
Entities controlled by directors (non-interest-bearing)	$52,309	$34,756
Loan from Related party	17,148	—
	$69,457	$34,756

During the period ending June 30, 2022, a private company owned by a current director of 37 Capital has lent 37 Capital a total amount of $17,000. As of June 30, 2022, the loans are outstanding and have accrued interest in the amount of $148.

15

37 CAPITAL INC.

Notes to Condensed Interim Financial Statements

Six Months Ended June 30, 2022 and 2021

(Expressed in Canadian Dollars)

7. RELATED PARTY TRANSACTIONS (Continued)

Included in convertible debentures and accrued interest is $474,589 (December 31, 2021 - $459,589) owing to the Chief Executive Officer and to a director of the Company (note 10).

During the six months period ended June 30, the following amounts were charged by related parties.

	2022	2021
Interest charged on amounts due to related parties	$148	$70
Rent charged by entities with common directors (note 12)	6,000	6,000
Office expenses charged by, and other expenses paid on behalf of the Company by a company with common directors (note 12)	6,553	6,000
	$12,701	$12,070

The Company, together with Jackpot Digital Inc. (“Jackpot”), a related company with certain common directors, have entered into an office lease agreement, and an office support services agreement (Note 12).

8. REFUNDABLE SUBSCRIPTION

During the year ended December 31, 2016, the Company cancelled subscription agreements of a non-brokered private placement totaling $45,000 and the Company refunded $35,000. As of December 31, 2020, the remaining $10,000 was owing and was due on demand. On January 25, 2021, the $10,000 was settled by the issuance of 40,000 common shares with a fair value of $0.55 per share pursuant to a debt settlement agreement dated December 11, 2020. A loss of $12,000 was recognized by the Company during the year ended December 31, 2021. The common shares issued were subject to a hold period which expired on May 26, 2021.

During the year ended December 31, 2020, the Company received $20,000 of subscription funds for 80,000 flow- through units of the Company at $0.25 per unit, each unit consisting of one common share and one share purchase warrant exercisable at $0.50 per share for two years. On January 15, 2021, the Company issued 80,000 flow-through units of the Company at $0.25 per unit. The securities issued were subject to a hold period which expired on May 16, 2021.

9. LOAN PAYABLE

During the year ended December 31, 2016, the Company entered into an agreement with an arm’s length party whereby the party paid certain debts owed by the Company. The loan was non-interest bearing, unsecured and due on demand. On January 25, 2021, the principal amount of $103,924 plus accrued interest were settled by the issuance of 415,697 common shares with a fair value of $0.55 per share pursuant to a debt settlement agreement dated December 11, 2020. The Company recognized a loss of $124,709 during the year ended December 31, 2021. The common shares issued were subject to a hold period which expired on May 26, 2021.

During May 2021, an arm’s length party has lent the Company the amount of $50,000. As of June 30, 2022, the loan is outstanding and has accrued interest in the amount of $5,452.

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37 CAPITAL INC.

Notes to Condensed Interim Financial Statements

Six Months Ended June 30, 2022 and 2021

(Expressed in Canadian Dollars)

 10. CONVERTIBLE DEBENTURES FINANCING

Convertible Debentures Financing 2015

On January 6, 2015, the Company closed a convertible debenture financing with two directors of the Company for the amount of $250,000. The convertible debentures matured on January 6, 2016, and bear interest at the rate of 12% per annum payable on a quarterly basis. The convertible debentures are convertible into common shares of the Company at a conversion price of $1.50 per share. The liability component of the convertible debentures was recognized initially at the fair value of a similar liability with no equity conversion option, which was calculated based on the application of a market interest rate of 25%. On the initial recognition of the convertible debentures, the amount of $222,006 was recorded under convertible debentures and the amount of $27,994 has been recorded under the equity portion of convertible debenture reserve.

On October 29, 2021 the Company entered into an Addendum to the convertible debentures whereby the maturity date of the principal amount totaling $250,000 of the convertible debentures together with the accrued interest has been extended indefinitely, until mutual consent of the Company and the Lenders has been reached.

At June 30, 2022, the Company recorded interest expense of $15,000 (December 31,2021 - $30,000). As of June 30, 2022, $250,000 of the convertible debentures are outstanding plus the accrued interest of $224,589 (December 31, 2021- $209,589).

Convertible Debentures Financing 2013

During the year ended December 31, 2013, the Company issued several convertible debentures for a total amount of

$975,000. The convertible debentures had a maturity date of 18 months from the date of closing, and bore interest at the rate of 15% per annum payable on a quarterly basis. The liability component of the convertible debenture was recognized initially at the fair value of a similar liability with no equity conversion option, which was calculated based on the application of a market interest rate of 20%. The difference between the $975,000 face value of the debentures and the fair value of the liability component was recognized in equity. On the initial recognition of the convertible debentures, the amount of $913,072 has been recorded under convertible debentures and the amount of $61,928 has been recorded under the equity portion of convertible debentures.

As at June 30, 2022 the Company recorded interest expense of $nil (December 2021 - $nil). Pursuant to debt settlement agreements dated December 11, 2020 in respect to the convertible debentures 2013, on January 25, 2021 the Company issued an aggregate of 833,409 common shares of the Company with a fair value of $0.55 per share in settlement of the outstanding convertible debentures 2013 totaling $100,000 plus accrued interest. The Company recognized a loss of $250,023 during the year ended December 31, 2021. The common shares issued were subject to a hold period which expired on May 26, 2021.

11. CAPITAL STOCK

(a) Authorized

Unlimited number of common and preferred shares without par value.

As of June 30, 2022, there are no preferred shares issued.

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37 CAPITAL INC.

Notes to Condensed Interim Financial Statements

Six Months Ended June 30, 2022 and 2021

(Expressed in Canadian Dollars)

11. CAPITAL STOCK (continued)

(b) Issued

As of June 30, 2022, there are 4,495,947 common shares issued and outstanding.

On January 15, 2021, the Company issued 80,000 flow-through units for proceeds of $20,000. Each flow-through unit consists of one flow-through common share of the Company and one non-flow-through share purchase warrant to acquire one non-flow-through common share of the Company at a price of $0.50 for a period of two years.

On January 25, 2021, the Company issued 2,957,406 common shares of the Company at a price of $0.25 per common share in settlement of debts totaling the amount of $739,351 to certain creditors, including to a related party and a director and officer of the Company. The fair value of the 2,957,406 common shares was $1,626,573. As a result, the Company recorded a loss on debt settlement of $887,222.

During the year ended December 31, 2020, the Company issued 20,000 common shares at $0.375 per share to Eagle Plains pursuant to the Acacia Property Option Agreement (Note 5).

During the year ended December 31, 2019, Jackpot sold 680,000 common shares of the Company through the facilities of the Exchange. As at December 31, 2020, Jackpot owned 9,997 common shares in the capital of the Company. In addition, Jackpot owns 689,997 share purchase warrants of the Company exercisable at $0.60 per share until November 2, 2022. During January 2021, Jackpot acquired 597,380 common shares of the Company at a deemed price of $0.25 per share pursuant to a debt settlement agreement dated December 11, 2020. As of June 30, 2022, Jackpot owns 607,377 common shares in the capital of the Company representing approximately 13.51% of the Company’s issued and outstanding common shares.

(c) Warrants

Warrants activity is as follows:

	Number of Warrants	Weighted Average Exercise Price
Balance, December 31, 2018	964,997	$0.60
Balance, December 31, 2019 and 2020	964,997	$0.60
Expired	(100,000)	$0.675
Issued	80,000	$0.50
Balance, December 31, 2021 and June 30, 2022	944,997	$0.59

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37 CAPITAL INC.

Notes to Condensed Interim Financial Statements

Six Months Ended June 30, 2022 and 2021

(Expressed in Canadian Dollars)

11. CAPITAL STOCK (Continued)

As of June 30, 2022, the following warrants were outstanding:

Expiry Date	Exercise Price	Number of Warrants Outstanding
November 2, 2022	0.60	864,997
January 15, 2023	0.50	80,000
		944,997

The weighted average remaining contractual life for warrants outstanding at June 30, 2022 is 0.58 years (June 30, 2021 - 2.21 years).

(d) Stock options

The Company’s 2015 Stock Option Plan provides that the Board of Directors of the Company may grant to directors, officers, employees and consultants of the Company options to acquire up to 20% of the issued and outstanding common shares of the Company calculated from time to time on a rolling basis. The terms of the options are determined at the date of grant.

As of June 30, 2022, there were no stock options outstanding (June 30, 2021 – Nil).

12. COMMITMENTS

(a)	The Company has an office lease agreement with Jackpot which expires on August 31, 2022. Under the agreement, the Company is entitled to have office space from Jackpot at a monthly rate of $1,000 plus applicable taxes. Furthermore, Jackpot or the Company may terminate this agreement by giving each other a three months’ notice in writing.
(b)	The Company has an office support services agreement with Jackpot which expires on August 31, 2022. Under the agreement, the Company is entitled to receive office support services from Jackpot at a monthly rate of $1,000 plus applicable taxes. Either Jackpot or the Company may terminate this agreement by giving each other a three months’ notice in writing.
(c)	With respect to the 80,000 flow-through units of the Company that were issued, the Company is committed to incur Canadian qualifying exploration expenditures during 2022 for the amount of $20,000.

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37 CAPITAL INC.

Notes to Condensed Interim Financial Statements

Six Months Ended June 30, 2022 and 2021

(Expressed in Canadian Dollars)

13. CAPITAL MANAGEMENT

The Company considers its capital to be comprised of stockholders’ deficiency and convertible debenture.

The Company’s objective when managing capital is to maintain adequate levels of funding to support the acquisition, exploration and, if warranted, the development of mineral properties, to invest in non-mining related projects and to maintain the necessary corporate and administrative functions to facilitate these activities. This is done primarily through equity and debt financing. Future financings are dependent on market conditions and there can be no assurance that the Company will be able to raise funds in the future. There were no changes to the Company’s approach to capital management during the six months ended June 30, 2022. The Company is not subject to externally imposed capital requirements.

14. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

(a) Risk management overview

The Company's activities expose it to a variety of financial risks including credit risk, liquidity risk and market risk. This note presents information about the Company's exposure to each of the above risks, the Company's objectives, policies and processes for measuring and managing risk, and the Company's management of capital. The Company employs risk management strategies and policies to ensure that any exposure to risk is in compliance with the Company's business objectives and risk tolerance levels. While the Board of Directors has the overall responsibility for the Company's risk management framework, the Company's management has the responsibility to administer and monitor these risks.

(b) Fair value of financial instruments

The fair values of cash, accounts payable and accrued liabilities, due to related parties, refundable subscription, loan payable and convertible debentures approximate their carrying values due to the short-term maturity of these instruments.

IFRS establishes a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

(c) Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The financial instruments that potentially subject the Company to a significant concentration of credit risk consist of cash. The Company mitigates its exposure to credit loss associated with cash by placing its cash with a major financial institution.

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37 CAPITAL INC.

Notes to Condensed Interim Financial Statements

Six Months Ended June 30, 2022 and 2021

(Expressed in Canadian Dollars)

14. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued)

(d) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due. The Company's approach to managing liquidity is to ensure that it will have sufficient liquidity to meet its liabilities when due.

At June 30, 2022, the Company had cash of $2,374 (December 31, 2021 - $1,611) available to apply against short-term business requirements and current liabilities of $744,927 (December 31, 2021 - $697,319). All of the current liabilities, are due within 90 days. Amounts due to related parties are due on demand. As of June 30, 2022, two convertible debentures together with the accrued interest are outstanding, the loan payable in the amount of $50,000 plus accrued interest in the amount of $5,452 and, a loan payable to a non-arm’s length party in the amount of $17,000 plus accrued interest of $148 are due. Liquidity risk is assessed as high.

(e) Market risk

Market risk is the risk that changes in market prices, such as interest rates and foreign exchange rates, will affect the Company's net earnings or the value of financial instruments. As at June 30, 2022, the Company is not exposed to significant interest rate risk, currency risk or other price risk on its financial assets and liabilities due to the short-term maturity of its financial liabilities and the fixed interest rate on the outstanding convertible debentures.

15. INVESTMENT

In April 2013, the Company entered into a purchase and sale agreement with a Mexican gaming company, whereby the Company agreed to purchase a royalty revenue stream of an amount the greater of 10% of the net profits or 5% of the gross revenues of the Mexican land-based casino for a purchase price of $800,000. As at December 31, 2014, the Company assessed the fair value of the investment and recorded impairment of $799,999 on the investment due to nominal royalty payments received up to that date. On December 31, 2021, the Company received confirmation that the purchase and sale agreement with the Mexican gaming company has been terminated and is of no further effect. Accordingly, the Company recorded an impairment loss of $1 during the year ended December 31, 2021.

16. SUBSEQUENT EVENTS AFTER REPORTING PERIOD

a) The expiry date of the Extra High mineral claims has been extended up to December 25, 2022.

b) Pursuant to the Company’s offer letter to Colt Resources dated July 6, 2022 which was accepted by Colt Resources, the Company has made a cash payment of $15,000 and, has issued 50,000 common shares in the capital of the Company to Colt Resources as consideration for the full and final settlement of all matters between the Company and Colt Resources in respect to the Extra High Property located in the Province of British Columbia. The 50,000 common shares in the capital of the Company are subject to a hold period from trading which expires on December 10, 2022.

c) On August 8, 2022, the Company announced that it intends to offer a non-brokered private placement financing whereby the Company may raise gross proceeds of up to $400,000 by issuing up to 10,000,000 units of the securities of the Company at the price of $0.04 per unit (the “Proposed Financing”). Each Unit of the Proposed Financing shall consist of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at the price of $0.05 per common share for a period of five years.

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37 CAPITAL INC.

Notes to Condensed Interim Financial Statements

Six Months Ended June 30, 2022 and 2021

(Expressed in Canadian Dollars)

16. SUBSEQUENT EVENTS AFTER REPORTING PERIOD (Continued)

d) On August 8, 2022, the Company announced that it intends to offer a non-brokered private placement financing whereby the Company may raise gross proceeds of up to $100,000 by issuing up to 2,500,000 flow-through units of the Company at a price of $0.04 per unit (the “ Proposed Flow-Through Financing”). Each flow-through unit of the Proposed Flow-Through Financing shall consist of one flow-through common share of the Company and one non-flow-through share purchase warrant to acquire one non-flow-through common share of the Company at a price of $0.05 per common share for a period of five years.

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